Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMRs”)

The Company was notified on 18 February 2010 of the following transactions by PDMRs:

On 17 February 2010, Tony Fernandez acquired 358,629 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.87 per share. All shares were disposed of on the same day at an aggregate price of £8.42 per share.

On 17 February 2010, Tony Fernandez disposed of 227 ADRs (each whole ADR representing four ordinary shares in the capital of the Company) at a price of US$53.04 per ADR.

On 17 February 2010, Marcos Grasso acquired 174,153 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.74 per share. All shares were disposed of on the same day at a price of £8.42 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

18 February 2010